UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-54a

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS

55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(A) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Regal One Corporation
Address of Principal Business Office:	11300 West Olympic Blvd., Suite 800 Los Angeles, California 90064
Telephone Number:	(310) 312-6888

Name and Address of Agent for Service of Process:	Christopher Dieterich Dieterich & Associates 11300 West Olympic Blvd., Suite 800 Los Angeles, California 90064

Copy:	Malcolm Currie Chairman, Regal One Corporation 20600 Nordoff Street Chatsworth, California 91311

Check one of the following:

[X]    The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934.

          Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

          SEC Registration File Number:  000-17843

[  ]    The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under the Act.

        The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: _________

        The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the Company:

        ________

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Florida and with its principal place of business in Los Angeles, California; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 56 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Los Angeles, and State of California on this 13th day of June, 2005.

By: /s/ Malcolm Currie

Name: Malcolm Currie

Title:   Chief Executive Officer/Director

Attest:

By: /s/ Richard Babbitt

Name: Richard Babbitt

Title:   President/Director